SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               ------------------


                                 SCHEDULE 13D/A



                    Under the Securities Exchange Act of 1934

                                Amendment No. 15

                        Integrated Security Systems, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45812J101
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Russell Cleveland
                         Renaissance Capital Group, Inc.
                  8080 N. Central Expressway, Suite 210, LB-59
                            Dallas, Texas 75206-1857
                                 (214) 891-8294
 ------------------------------------------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 03, 2003
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

CUSIP No. 45812J101                    13D                        Page 2 of
------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON                   I.R.S. IDENTIFICATION NUMBER
        Renaissance Capital Growth & Income Fund III, Inc.           75-2533518
------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]
         (b)      [x]
------------------------------------------------------------------------------
3.      SEC USE ONLY
------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        WC
------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)[  ]
------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Texas
------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
------------------------------------------------------------------------------
        7.      SOLE VOTING POWER
                24,233,398
------------------------------------------------------------------------------
        8.      SHARED VOTING POWER
                None
      ------------------------------------------------------------------------
        9.      SOLE DISPOSITIVE POWER
                24,233,398
      ------------------------------------------------------------------------
       10.      SHARED DISPOSITIVE POWER
                None
------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                24,233,398
------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES            [  ]
------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN  ROW (11)
                67.99%
------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
                IV

CUSIP No. 45812J101                       13D                      Page 3 of
------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON                   I.R.S. IDENTIFICATION NUMBER
        Renaissance US Growth Investment Trust PLC               None - Foreign
        formerly known as Renaissance US Growth and Income Trust PLC
 ------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)      [ ]
        (b)      [x]
------------------------------------------------------------------------------
3.      SEC USE ONLY
------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        WC
------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)  [  ]
------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        England
------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
------------------------------------------------------------------------------
        7.       SOLE VOTING POWER
                 23,363,121
        -----------------------------------------------------------------------
        8.       SHARED VOTING POWER
                 None
        -----------------------------------------------------------------------
        9.       SOLE DISPOSITIVE POWER
                 23,363,121
        -----------------------------------------------------------------------
        10.      SHARED DISPOSITIVE POWER
                 None
------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 23,363,121
------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES    [  ]
------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN  ROW (11)
                 67.19%
------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
                 IV

CUSIP No. 45812J101                    13D                    Page 4 of 10 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Renaissance Capital Group, Inc.                                  75-2053968

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Texas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    32,763
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    32,763
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     32,763
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0.27%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

     This statement relates to the Common Stock ("Common Shares") of Integrated Security Systems, Inc. (the "Company"). The principal executive offices of the Company are located at 8200 Springwood Drive, Irving, Texas 75063.

Item 2. Identity and Background.

     (a) This Statement is filed by Renaissance Capital Growth & Income Fund III, Inc. ("Renaissance III"), Renaissance US Growth Investment Trust PLC (formerly called Renaissance US Growth and Income Trust PLC) ("Renaissance PLC"); and Renaissance Capital Group, Inc. ("RCG"), collectively (the "Reporting Persons").

     (b) Renaissance III is a business development company regulated under the Investment Company Act of 1940, as amended, and organized under the laws of the State of Texas, with its principal business and principal office at 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

     Renaissance PLC is an investment trust organized under the laws of England and Wales. Its address in the United States is c/o Renaissance Capital Group, Inc., Investment Manager, 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

     RCG is a corporation organized under the laws of the State of Texas, with its principal business and principal office at 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857. RCG is registered as an Investment Adviser under the Investment Adviser Act of 1940, and is the Investment Adviser for Renaissance III and the Investment Manager for Renaissance PLC.

     Russell Cleveland, President and CEO of RCG serves on the Board of Directors of the Company. Certain information concerning the directors and executive officers of the Reporting Persons is set forth on Attachment 1 attached hereto and incorporated herein by reference.

     The business addresses of the directors and executive officers of the Reporting Persons are set forth on Attachment 1 to this Statement and incorporated herein by reference.

     (c) Renaissance III and Renaissance PLC are engaged in the business of investing principally in emerging or undervalued U.S. public companies.

     (d) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Attachment 1 to this Statement, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Attachment 1 to this Statement, was during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All persons named on Attachment 1 to this Statement are citizens of the United States or the United Kingdom, unless otherwise indicated on such Attachment.

Item 3. Source and Amount of Funds or Other Consideration.


     The total amount of funds required by Renaissance III to acquire the securities reported in Item 5(a) was $4,935,712. The source of such funds was capital of Renaissance III.

     The total amount of funds required by Renaissance PLC to acquire the securities reported in Item 5(a) was $4,769,586. The source of such funds was capital of Renaissance PLC.

     The total amount of funds required by RCG to acquire the securities reported in Item 5(a) was $0.

Item 4. Purpose of Transaction.

     The Reporting Persons each acquired beneficial ownership of the Common Stock reported in Item 5(a) both in the ordinary course of business for investment purposes and upon exchange of indebtedness in connection with the financial restructuring of the Company. The President and CEO of Renaissance Capital Group, Inc., the investment adviser to Renaissance III and the investment manager of Renaissance PLC, Russell Cleveland, has been appointed to the board of directors of the Company.

     The Reporting Persons may participate in discussions with management or third parties in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management, or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form, including, without limitation, such matters as disposing of one or more businesses, selling the Company, merging with another Company or acquiring another company or business, changing operating or marketing strategies, changes in management or marketing, or restructuring the Company's capitalization.

     Each Reporting Person continues to assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company's securities in particular, other developments and other investment opportunities, as well as the Reporting Person's investment objectives. Depending on such assessments, one or both of the Reporting Persons may acquire additional securities or may determine to sell or otherwise dispose of some or all of its holding of securities.

     Other than as described above, neither of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change, or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) Renaissance III beneficially owns 24,233,398 Common Shares, Renaissance PLC beneficially owns 23,363,121 Common Shares; and RCG beneficially owns 32,763 Common Shares. The Reporting Persons beneficially own 47,629,282 Common Shares. Based upon the 11,945,836 shares of the Company's stock outstanding as of October 31, 2002, as filed with the Securities and Exchange Commission in the Company's most recent Form 10-Q SB and using SEC computation rules, the Common Shares beneficially owned by Renaissance III, Renaissance PLC, RCG, and together represent approximately 67.99%, 67.19%, 0.27% and 81.41%, respectively, of the outstanding Common Stock of the Company on a fully converted basis. Renaissance III, Renaissance PLC, and RCG disclaim that they are members of a group for purposes of Regulation 13D.

     The Common Shares beneficially owned by Renaissance III are comprised of 393,259 shares of Common Stock; 142,175 shares of Common Stock received as payment in kind for interest and/or dividends; 2,439,299 shares of Common Stock issuable upon the exercise of warrants; 33,965 shares of Common Stock issuable upon the exercise of options; 187,500 shares of Common Stock issuable upon the conversion of 7,500 shares of Series D Preferred Stock; 2,714,945 shares of Common Stock issuable upon conversion of 21,720 shares of Series F Convertible Preferred Stock ("Series F Preferred Stock"); and 18,334,755 shares of Common Stock issuable upon conversion of 146,678 shares of Series G Convertible Preferred Stock ("Series G Preferred Stock"). The board of directors of Renaissance III exercises voting and investment control over the securities of the Company owned by it.

     The Common Shares beneficially owned by Renaissance PLC are comprised of 393,259 shares of Common Stock; 142,175 shares of Common Stock received as payment in kind for interest and/or dividends; 2,433,617 shares of Common Stock issuable upon the exercise of warrants; 187,500 shares of Common Stock issuable upon the conversion of 7,500 shares of Series D Preferred Stock; 2,714,945 shares of Common Stock issuable upon conversion of 21,720 shares of Series F Preferred Stock; and 17,504,125 shares of Common Stock issuable upon conversion of 140,033 shares of Series G Preferred Stock. The board of directors of Renaissance PLC exercises voting and investment control over the securities of the Company owned by it.

     The Common Shares beneficially owned by RCG are comprised of 32,763 shares issuable upon the exercise of options.

     (b) Number of shares as to which Renaissance III has:
         (i)    Sole power to vote or to direct the vote
                24,233,398
         (ii)   Shared power to vote or to direct the vote
                None
         (iii)  Sole power to dispose or to direct the disposition of
                24,233,398
         (iv) Shared power to dispose or to direct the disposition of None

         Number of shares as to which Renaissance PLC has:
         (i)    Sole power to vote or to direct the vote
                23,363,121
         (ii)   Shared power to vote or to direct the vote
                None
         (iii)  Sole power to dispose or to direct the disposition of
                23,363,121
         (iv) Shared power to dispose or to direct the disposition of None

        Number of shares as to which RCG has:
        (i)     Sole power to vote or to direct the vote
                32,763
        (ii)    Shared power to vote or to direct the vote
                None
        (iii)   Sole power to dispose or to direct the disposition of
                32,763
        (iv) Shared power to dispose or to direct the disposition of None

     (c) No transaction in the Common Shares was effected by a Reporting Person since the last filing, except as follows: the receipt on February 3, 2003, by each Renaissance III and Renaissance PLC of 12,990 Common Shares as payment in kind of $2,208.22 interest due to each Renaissance III and Renaissance PLC.

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

        Not Applicable.

Item 7. Material to be Filed as Exhibits.

        Exhibit 1  Joint Filing Agreement Pursuant to Rule 13d-1(k)


                            [Signature page follows]

                                   SIGNATURES

     After reasonable inquire and to the best of their individual knowledge and belief, the signatories below certify that the information set forth in this statement is true, complete, and correct as of this 5th day of February 2003.

     The persons  whose  signatures  appear  below agree that this  statement on
Schedule 13D is filed on behalf of each of them.

                           RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC.



                               By: /S/  Russell Cleveland
                             Name: Russell Cleveland
                            Title: President and Chief Executive Officer


                           RENAISSANCE US GROWTH INVESTMENT TRUST PLC




                               By: /S/  Russell Cleveland
                             Name: Russell Cleveland
                            Title: Director


                            RENAISSANCE CAPITAL GROUP, INC.



                               By:  /S/  Russell Cleveland
                             Name:  Russell Cleveland
                            Title:  President and Chief Executive Officer

                                  ATTACHMENT 1

     The name, business address, and principal occupation of the directors and executive officers of Renaissance III are as follows:

DIRECTORS
                                                                      Principal
Name                      Business Address                           Occupation

Edward O. Boshell, Jr.    c/o Renaissance Capital Group, Inc.        Director
                          8080 North Central Expressway
                          Suite 210, LB-59
                          Dallas, TX 75206-1857
Russell Cleveland         c/o Renaissance Capital Group, Inc.        Director
                          8080 North Central Expressway
                          Suite 210, LB-59
                          Dallas, TX 75206-1857
Peter Collins             c/o Renaissance Capital Group, Inc.        Director
                          8080 North Central Expressway
                          Suite 210, LB-59
                          Dallas, TX 75206-1857
Ernest C. Hill            c/o Renaissance Capital Group, Inc.        Director
                          8080 North Central Expressway
                          Suite 210, LB-59
                          Dallas, TX 75206-1857
OFFICERS

Russell Cleveland         c/o Renaissance Capital Group, Inc.    President and
                          8080 North Central Expressway          Chief Executive
                          Suite 210, LB-59                       Officer
                          Dallas, TX 75206-1857
John A. Schmit            c/o Renaissance Capital Group, Inc.    Vice President
                          8080 North Central Expressway
                          Suite 210, LB-59
                          Dallas, TX 75206-1857
Robert C. Pearson         c/o Renaissance Capital Group, Inc.    Vice President
                          8080 North Central Expressway
                          Suite 210, LB-59
                          Dallas, TX 75206-1857
Barbara A. Butschek       c/o Renaissance Capital Group, Inc.    Secretary and
                          8080 North Central Expressway          Treasurer
                          Suite 210, LB-59
                          Dallas, TX 75206-1857

     The name, business address, and principal occupation of the directors and executive officers of Renaissance PLC are as follows:

DIRECTORS
                                                                      Principal
Name                            Business Address                     Occupation

Michael B. Cannan               c/o Sinclair Henderson Limited       Director
                                23 Cathedral Yard
                                  Exeter EX11HB
Russell Cleveland               c/o Sinclair Henderson Limited       Director
                                23 Cathedral Yard
                                  Exeter EX11HB
Ernest J. Fenton                c/o Sinclair Henderson Limited       Director
                                23 Cathedral Yard
                                  Exeter EX11HB
Lord Mark Fitzalan Howard OBE   c/o Sinclair Henderson Limited       Director
                                23 Cathedral Yard
                                  Exeter EX11HB
C. A. Rundell, Jr.              c/o Sinclair Henderson Limited       Director
                                23 Cathedral Yard
                                  Exeter EX11HB
William W. Vanderfelt           c/o Sinclair Henderson Limited       Director
                                23 Cathedral Yard
                                  Exeter EX11HB

OFFICERS

None

     The name, business address, and principal occupation of the executive officers of RCG are as follows:

OFFICERS

Russell Cleveland         c/o Renaissance Capital Group, Inc.    President and
                          8080 North Central Expressway          Chief Executive
                          Suite 210, LB-59                       Officer
                          Dallas, TX 75206-1857
John A. Schmit            c/o Renaissance Capital Group, Inc.    Vice President
                          8080 North Central Expressway
                          Suite 210, LB-59
                          Dallas, TX 75206-1857
Robert C. Pearson         c/o Renaissance Capital Group, Inc.    Vice President
                          8080 North Central Expressway
                          Suite 210, LB-59
                          Dallas, TX 75206-1857
Barbara A. Butschek       c/o Renaissance Capital Group, Inc.    Secretary and
                          8080 North Central Expressway          Treasurer
                          Suite 210, LB-59
                          Dallas, TX 75206-1857

                                                                       EXHIBIT 1

                JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

                              RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC.




                               By:     /S/  Russell Cleveland
                             Name:     Russell Cleveland
                            Title:     President and Chief Executive Officer


                               RENAISSANCE US GROWTH INVESTMENT TRUST PLC




                               By:     /S/  Russell Cleveland
                             Name:     Russell Cleveland
                            Title:     Director




                               RENAISSANCE CAPITAL GROUP, INC.



                               By:  /S/  Russell Cleveland
                             Name:  Russell Cleveland
                            Title:  President and Chief Executive Officer